Exhibit 99.1

ASX ANNOUNCEMENT

Benitec announces date of 2016 Annual General Meeting

Sydney, Australia, 24 October 2016: Benitec Biopharma Limited (ASX:BLT; NASDAQ: BNTC; NASDAQ: BNTCW) (“Benitec”) wishes to advise that ASIC has granted it an extension of time in which to hold its 2016 Annual General Meeting. The basis for the extension of time in which Benitec is to hold its 2016 Annual General Meeting is to enable the requisite resolution relating to the additional issue of shares to Nant Capital, LLC (as part of the Placement announced on 24 October 2016) to be considered at that meeting of shareholders.

Notice is hereby given that the 2016 Annual General Meeting of the shareholders of Benitec Biopharma Limited (“the Company”) will be held at the offices of Grant Thornton Australia, Level 17, 383 Kent Street Sydney on Wednesday, 14 December 2016 at 10.00am AEDST.

The Notice of Annual General Meeting and accompanying Explanatory Memorandum detailing the resolutions will be sent out at a later date in accordance with the Corporations Act.

Benitec Australia Investor Relations	Benitec United States Investor Relations
Market Eye Orla Keegan Director Tel: +61 (2) 8097 1201 Email: orla.keegan@marketeye.com.au	M Group Strategic Communications Jay Morakis Managing Director Tel: +1 212.266.0190 Email: jmorakis@MGroupSC.com

About Benitec Biopharma Limited:

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a biotechnology company developing innovative therapeutics based on its patented gene-silencing technology called ddRNAi or 'expressed RNAi'. Based in Sydney, Australia with laboratories in Hayward, California (USA), and collaborators and licensees around the world, the company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including hepatitis B, wet age-related macular degeneration and OPMD. Benitec has also licensed ddRNAi to other biopharmaceutical companies for applications including HIV/AIDS, Huntington's Disease, chronic neuropathic pain and retinitis pigmentosa.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Any forward-looking statements that may be in the press release are subject to risks and uncertainties relating to the difficulties in Benitec’s plans to develop and commercialize its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and Benitec’s product candidates, potential future out-licenses and collaborations, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com